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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.3)*


                                   PRAB, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $0.10 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   739413102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gary A. Herder
                             5944 East Kilgore Road
                           Kalamazoo, Michigan 49003
                            Telephone (269)382-8200
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 29,2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No.739413102               13D                              Page 1 of 2
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Gary A. Herder

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                           (a)**
                                                                           /X/
                                                                          (b)/ /

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

                                                                              00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)/ /

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

                                                        United States of America
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                                                                          33,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                                                                          89,797
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                                                                          33,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                                                                          89,797
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                         122,797
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
                                                                             / /
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                                                                            8.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
**See also the Schedule 13D and Schedule 13D/A file by Kalamazoo Acquisition Corporation, Gary Herder and Edward A. Thompson on April 13, 2004, and May 14, 2004, respectively.

ITEM 1.           SECURITY AND ISSUER

         Name of Issuer:

                           Prab, Inc.

         Title of Class of Equity Securities:

                           Common Stock $0.10 Par Value

         Address of Issuer's Principal Executive Office:

                           5944 East Kilgore Road
                           Kalamazoo, MI 49003

ITEM 2.           IDENTITY AND BACKGROUND


         (a)      Name:  Gary A. Herder***.

         (b) Residence or Business Address: 5944 E. Kilgore Road, Kalamazoo, MI 49003.

         (c) Present Principal Occupation or Employment: President and Chief Executive Officer, Prab, Inc., 5944 E. Kilgore Road, Kalamazoo, MI 49003.

         (d)- (e)  None.

         (f)      Citizenship:  United States.


*** This 13D/A amends that certain Schedule 13D/A filed by Gary A. Herder on May 10, 2000. Prior to the date of the event which required the filing of this
Schedule 13D/A, Gary A. Herder and Robert W. Klinge were Co-Trustees of Prab, Inc.'s Profit Sharing Plan. On January 29, 2004, Mr. Herder resigned as Trustee of Prab, Inc.'s Profit Sharing Plan. Mr. Klinge is currently the sole Trustee of Prab, Inc.'s Profit Sharing Plan.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Kalamazoo Acquisition Corporation, a Michigan corporation, is a holding company and has its principal business and office at 89885 Shorelane Drive, Lawton, Michigan 49065. Kalamazoo Acquisition Corporation was formed for the purpose of acquiring Prab, Inc., as more fully described below. Kalamazoo Acquisition Corporation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Kalamazoo Acquisition Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Kalamazoo Acquisition Corporation being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Kalamazoo Acquisition Corporation is owned by Gary A. Herder (51%) and Edward A. Thompson (49%).

         Gary A. Herder and Edward A. Thompson contributed all of their ownership in the shares of the Common Stock of Prab, Inc., together with other cash and property, to Kalamazoo Acquisition Corporation in return for shares of the Common Stock of Kalamazoo Acquisition Corporation. This exchange was intended to qualify as a tax-free transfer to a controlled corporation pursuant to Section 351 of the Internal Revenue Code. As a result, Messrs. Herder and Thompson own 510 and 490 shares of the Common Stock of Kalamazoo Acquisition Corporation, respectively, representing all of the outstanding stock of Kalamazoo Acquisition Corporation. No other funds or other consideration were used to complete the exchange.

ITEM 4.           PURPOSE OF TRANSACTION

         Introduction. Prab, Inc. is a Michigan corporation ("Prab"). Prab's operations consist of designing and manufacturing conveyors, metal scrap reclamation systems and bulk material handling equipment. Prab sells its products worldwide through a network of factory sales engineers and manufacturers' agents. These products are used in a variety of manufacturing processes to reduce labor costs, increase productivity, improve quality and save materials and energy resources.

         In light of Prab's small total enterprise value as a stand-alone entity, for more than five years Prab's board of directors has been exploring various options to enhance shareholder value. These options included engaging in a strategic merger, purchasing other companies, selling the company or selling certain of its assets. Several strategic merger options were explored by the board of directors.

         Mr. Herder and Mr. Thompson made an offer to acquire Prab and to operate it as a private company. In accordance with the recommendation of a special committee of the Board of Directors of Prab (consisting of directors who were not and have never been officers or employees of Prab), the Board of Directors of Prab unanimously accepted the offer from Mr. Herder and Mr. Thompson. Mr. Herder and Mr. Thompson formed Kalamazoo Acquisition Corporation ("KAC") and Kalamazoo Prab Subsidiary Corporation, a wholly owned subsidiary of KAC (the "Merger Sub"). On December 12, 2003, the parties signed an Agreement and Plan of Merger, as amended (the "Merger Agreement"). Pursuant to the Merger Agreement (subject to the approval of the Prab shareholders), the Merger Sub will merge with and into Prab. If the merger is completed, Prab would survive as a wholly-owned subsidiary of KAC and would cease to be a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act"). Prior to the completion of the merger, Messrs. Herder and Thompson contributed all of their ownership in the shares of the Common Stock of Prab, Inc., together with other cash and property, to KAC, as described in Item 3 above.

         Purposes. The purpose of the transaction is for Messrs. Herder and Thompson, through their ownership of KAC and the Merger Sub (together, the "Buy-Out Group"), to acquire all outstanding shares of Common Stock of Prab. The transaction will allow the Buy-Out Group to acquire Prab's business and operate it as a private company, while providing liquidity for, and maximizing the value to be received by, Prab's other shareholders.

         Reasons. The Buy-Out Group believes that it is best for Prab to operate as a privately held entity. Without the constraint of the stock market's emphasis on quarterly earnings, especially quarterly earnings growth, and its reaction to public events, Prab will have greater operating flexibility to focus on enhancing long-term value by emphasizing growth and the flexibility to operate strategically. The Buy-Out Group also believes that an emphasis on long-term growth rather than short-term earnings could eventually result in greater business and capital market opportunities than would be available to Prab if it remained publicly held. In addition, the Buy-Out Group believes that, as a privately held entity, Prab will be able to make decisions that may negatively affect quarterly results but that may increase the value of Prab's assets or earnings over the long-term. Further, the general level of confidence (or lack thereof) in the stock market will no longer affect the price of Prab's common stock.

         Additionally, following the transaction, at such time as Prab is no longer subject to the reporting requirements of the Exchange Act, Prab will be able to eliminate the time devoted by its management and some of its other employees to matters that relate to Prab being a publicly held company. "Going private" will also reduce certain costs which relate to being a public company, including legal costs, insurance costs, the costs of certain accounting and auditing activities and internal controls, the cost of annual meetings, the cost of preparing, printing and mailing corporate reports and proxy statements, the expense of a transfer agent and the cost of investor relations activities.

         Plans for Prab Following the Transaction. Assuming completion of the merger, the Buy-Out Group intends generally to operate Prab consistent with past practices. The Buy-Out Group expects to conduct a thorough review of Prab and its business practices with a view towards determining the best way to redirect Prab's operations to improve its long-term prospects as a private company. It is expected that Prab will be restructured and that certain expenses involved with operating as a public company will be reduced.

         The Merger Agreement provides that upon consummation of the merger, the officers and directors of KAC will become the officers and directors of the surviving corporation. It is presently expected that certain members of Prab's senior management will continue in their positions after the merger. While the Buy-Out Group will retain the ability to modify employee compensation, no decisions have yet been made regarding the terms of employment of personnel who remain with Prab following the merger and no additional or improved benefits to any Prab employees have been agreed to or promised in connection with the merger.

         Following the consummation of the merger, Prab will terminate its registration, and cease reporting, under the Exchange Act. Assuming that conditions prevailing in the manufacturing industry from time to time allow, and subject to the financial condition and prospects of Prab, the Buy-Out Group may take one or more actions, including without limitation the following:

         - conduct a public or private financing, depending on the market conditions;

         - seek to acquire other companies in the same or related industries;

         -        market Prab for sale; or

         -        redeem shares of stock or pay dividends to the Buy-Out Group.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) This table contains the aggregate number and percentage of the shares of Common Stock of Prab, Inc. beneficially owned by the persons identified in Item 2 of this Schedule 13D/A. The persons named hold sole voting and dispositive power with respect to the shares shown opposite their respective names, unless otherwise indicated. The total number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by that person that are exercisable within 60 days of the record date, but excludes shares of common stock underlying options held by any other person.


                                                                      AMOUNT OF            PERCENTAGE
                    NAME OF BENEFICIAL OWNER                    BENEFICIAL OWNERSHIP        OWNERSHIP
                    ------------------------                    --------------------       ----------
      Gary A. Herder                                                122,797(1)(2)             8.3%




        (1) Includes 33,000 shares with respect to which Mr. Herder has the right to acquire beneficial ownership pursuant to Prab's stock option plans, which will expire on the date immediately preceding the closing date of the merger (as described in Item 6 of this Schedule 13D/A). Mr. Herder has indicated that he currently does not intend to exercise these options.

       (2) Includes 89,797 shares held by Kalamazoo Acquisition Corporation, of which Mr. Herder directly owns 51% of the outstanding stock.

         (b) Through his 51% ownership of KAC, Gary A. Herder shares power to vote and direct the vote of the shares of Common Stock of Prab owned by KAC.

         (c) Except as described below, Mr. Herder has not effected any transactions in the securities of Prab, Inc. during the past 60 days other than the contribution of the shares of Prab, Inc. Common Stock to Kalamazoo Acquisition Corporation on April 5, 2004.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Prab, Inc. ("Prab"), Kalamazoo Acquisition Corporation ("KAC"), Kalamazoo Prab Subsidiary Corporation ("Merger Sub"), Gary A. Herder and Edward
A. Thompson have entered into an Agreement and Plan of Merger, as amended (the "Merger Agreement"). The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Exhibit
99.1 to this Schedule 13D/A.

Representations and Warranties

         Prab has made customary representations and warranties with respect to, among other things, (i) corporate existence, power and authorization including the approval and recommendation of Prab's board of directors, (ii) the capital stock, options and other rights to acquire securities of Prab, (iii) Prab's filings with the SEC, as well as its financial statements contained therein,
(iv) Prab's assets, intellectual property rights, liabilities and compliance with applicable laws, (v) the absence of pending legal proceedings or orders that would interfere with the merger, (vi) non-contravention of certain laws, agreements and Prab's charter documents, (vii) taxes, (viii) certain material contracts of Prab, (ix) Prab's employee benefit plans, (x) Prab's real property,
(xi) certain environmental matters, (xii) Prab's product warranty, (xiii) certain related party transactions, (xiv) the absence of any material accounting irregularities, (xv) the absence of any materially adverse changes, (xvi) the opinion of the financial advisor that the per share merger consideration is fair, from a financial point of view, to Prab shareholders, and (xvii) that no brokers other than the financial advisor were involved in connection with the merger and the Merger Agreement.

         Each of KAC and Merger Sub has made customary representations and warranties with respect to, among other things, (i) corporate existence, power and authorization, (ii) non-contravention of certain laws, agreements or the charter documents of KAC or Merger Sub, (iii) the accuracy of information to be supplied by KAC and Merger Sub to the SEC in connection with the merger, (iv) KAC will have sufficient available funds to fund the merger, (v) certain regulatory approvals, and (vi) no knowledge of a material adverse effect on Prab.

Conditions to the Merger

         The obligation of KAC and Merger Sub to complete the merger is subject to the satisfaction or valid waiver of the following conditions:

         - the material accuracy of Prab's representations and warranties contained in the Merger Agreement and the performance, in all material respects, of all agreements that are required to be performed by Prab;

         - the approval of the Merger Agreement by the holders of a majority of the outstanding shares of Prab common stock;

         - the receipt of all material consents in connection with the merger;

         - the absence of the occurrence of a material adverse effect on Prab since the execution of the Merger Agreement;

         - the absence of any injunction or order of any court or other governmental entity prohibiting the merger; and

         - the absence of any legal requirement that makes consummation of the merger illegal.

         The obligation of Prab to effect the merger is subject to the satisfaction or valid waiver of the following conditions:

         - the material accuracy of KAC's and Merger Sub's representations and warranties contained in the Merger Agreement and the performance, in all material respects, of all agreements that are required to be performed by them;

         - the approval of the Merger Agreement by the holders of a majority of the outstanding shares of Prab common stock;

         - the absence of any injunction or order of any court or other governmental entity prohibiting the merger;

         - the absence of any legal requirement that makes consummation of the merger illegal; and

         -        the receipt of all material consents to the merger.

Amendments

         The Merger Agreement may be amended with the approval of the respective boards of directors of Prab and KAC at any time, provided that the special committee has approved the amendment. After adoption of the Merger Agreement by Prab shareholders, any amendment to the Merger Agreement that would require the further approval of Prab shareholders will not be effective unless approved by Prab shareholders.

Stock Options

         At the effective time of the merger, each outstanding and unexercised option to purchase shares of Prab's common stock issued pursuant to the Prab Robots, Inc. 1988 Stock Option Plan, the Prab, Inc. 1999 Stock Option Plan, the Prab, Inc. 2000 Stock Option Plan or otherwise, the per share exercise price of which stock option is less than the $2.40, shall be converted into the right of the holder thereof to receive, in full satisfaction of such stock option, an amount equal to the product of: (1) the excess of the $2.40 over the exercise price per share of Prab common stock of such stock option and (2) the number of shares of Prab common stock issuable upon the exercise of such stock option.

         Except as may be otherwise agreed to by KAC and Prab, as of the effective time of the merger, (1) Prab's stock option plans will terminate, (2) the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Prab shall be deleted and (3) no holder of Prab options or any participant in Prab's option plans or any other plans, programs or arrangements shall have any rights thereunder to acquire any shares of capital stock of Prab or Merger Sub.

Interim Operations

         During the period beginning on date of the Merger Agreement until the effective time of the merger, Prab has agreed that it will preserve its business, conduct its business consistent with prior practice and preserve the goodwill of customers, suppliers and others having business relations with Prab. Prab has agreed not to, among other things:

         - conduct its business in a materially different manner than the manner in which it conducted business prior to the date of the Merger Agreement;

         -        amend its articles of incorporation or bylaws;

         - split, combine or reclassify any of its capital stock, or declare, set aside or pay any dividends with respect to any of its capital stock;

         - form any subsidiary or acquire any material equity interest in any other entity;

         - issue, sell or grant any additional shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock, other than Prab common stock issuable pursuant to stock options or warrants outstanding as of the date of the Merger Agreement;

         - transfer, lease or license to any third party, or encumber, any material assets other than (i) in the ordinary course of business or (ii) as security for any borrowings permitted by the Merger Agreement;

         - repurchase, redeem or otherwise acquire any of its shares of capital stock except for acquisitions in connection with agreements that allow Prab to purchase such stock upon termination of services to Prab or in exercise of Prab's right of first refusal to repurchase such shares;

         - incur any indebtedness for borrowed money or guarantee any such indebtedness, except in limited circumstances;

         - adopt or materially amend any employee benefit agreements or plans for the benefit of any director, officer or employee of Prab;

         - pay any benefit not required by any existing employee agreement or plan;

         - increase the compensation or fringe benefits of any director, officer or employee, except for normal increases in the ordinary course of business that are consistent with past practices or that, in the aggregate, do not result in a material increase in benefits or compensation expense;

         - amend materially or terminate prematurely any material contracts or waive, release or assign any material rights or claims under any material contracts, except in the ordinary course of business or where the failure to amend or terminate a material contract would, in the reasonable judgment of Prab's board of directors, have an adverse impact on Prab;

         - change any of its methods of accounting or accounting practices in any material respect;

         - make any material tax election, except for elections made in the ordinary course of business or consistent with Prab's past practices;

         -        make capital expenditures exceeding $200,000 in the aggregate;
                  or

         -        enter into an agreement to take any of the foregoing actions.

         Prab will be permitted to take the foregoing actions if KAC consents in writing, the Merger Agreement contemplates or permits such action or such action is required to facilitate compliance with any applicable laws or other legal requirements.

Indemnification

         The Merger Agreement provides that all rights of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the merger that exist in favor of Prab's directors or officers as provided in Prab's articles of incorporation or bylaws, and any of Prab's existing indemnification agreements in effect as of the date of the Merger Agreement, will be assumed by the surviving corporation in the merger, and will continue in full force and effect in accordance with their terms. KAC has agreed to, and to cause the surviving corporation to, fulfill and honor in all respects those obligations. The Merger Agreement further provides that after the merger, KAC will cause the surviving corporation to maintain in effect for three years directors' and officers' liability insurance on terms no less favorable to the insured parties than those of Prab's present directors' and officers' liability insurance policy covering those persons who were, as of immediately prior to the effective time of the merger, covered by Prab's directors' and officers' liability insurance policy; provided, however, that the annual cost of such insurance shall not exceed 250% of the current policy's annual premium.

Notification of Acquisition Proposals

         Prab has agreed to certain limitations on its ability to take action with respect to other acquisition proposals. Notwithstanding these limitations, Prab may respond to an acquisition proposal. Under the Merger Agreement:

         - the term "acquisition proposal" means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest made or submitted by KAC) contemplating or otherwise relating to any acquisition transaction;

         - the term "acquisition transaction" means any transaction or series of transactions involving:

                  (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction (1) in which Prab is a constituent corporation, (2) in which a person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Prab, or (3) in which Prab issues securities representing more than 15% of the outstanding securities of any class of voting securities of Prab; or

                  (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of Prab.

         - the term "superior offer" means a bona fide written offer made by a third party to purchase all of the outstanding shares of Prab's common stock on terms that the board of directors of Prab determines, in its reasonable judgment, upon the recommendation of the special committee (based, in the case of the special committee's recommendation, on the advice of its financial advisor), to be more favorable to Prab's shareholders than the terms of the merger with KAC.

         Except as set forth below, Prab has agreed not to:

         - directly or indirectly solicit or initiate the submission of any acquisition proposal; and

         - participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, any acquisition proposal.

         Prab may, however, furnish information regarding the company or enter into negotiations or discussions with any person in response to an acquisition proposal made, submitted or announced by such person, and any such actions shall not be considered a breach of the Merger Agreement if, and to the extent that, each of the following conditions is satisfied:

         - the special committee concludes in good faith, after consultation with its financial advisor, that the acquisition proposal is reasonably likely to lead to a superior offer;

         - the special committee concludes in good faith, after consultation with its outside legal counsel, that it is reasonably likely that the failure to take such action would constitute a breach of its fiduciary duties to Prab's shareholders under applicable law;

         - Prab promptly gives KAC written notice of the existence of such acquisition proposal, all of the material terms and conditions of such acquisition proposal and Prab's intention to furnish information to, or enter into discussions or negotiations with, such person, and Prab promptly gives KAC written notice of any amendment to the material terms and conditions of such acquisition proposal throughout the pendency of Prab's discussions or negotiations with such person relating to such amended acquisition proposal; and

         -        such person executes a confidentiality agreement with Prab.

Termination

         The Merger Agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after Prab shareholders have adopted the Merger Agreement:

         -        by mutual written consent of KAC and Prab;

         - by either KAC or Prab if the merger is not consummated by August 12, 2004, unless the delay is attributable to a failure to perform any covenant in the Merger Agreement by the party seeking to terminate the Merger Agreement;

         - by either KAC or Prab if (1) a court of competent jurisdiction or other governmental entity issues a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, or (2) if Prab shareholders do not approve the Merger Agreement at the special meeting;

         - by KAC if any of the following shall have occurred at any time prior to the approval of the Merger Agreement by Prab shareholders: (1) the board of directors fails to recommend that Prab shareholders vote to approve the Merger Agreement or withdraws or modifies its recommendation in favor of approval;
                  (2) the board of directors, upon recommendation of the special committee, approves or recommends any offer or proposal regarding a merger, consolidation or similar transaction with an entity other than KAC; (3) Prab enters into any letter of intent or similar document or any contract relating to any offer or proposal regarding a merger, consolidation or similar transaction with an entity other than KAC; or (4) Prab or any representative of Prab materially breaches any of the provisions relating to the notification of acquisition proposals;

         - by KAC if any of Prab's representations or warranties contained in the Merger Agreement are inaccurate as of the closing date of the merger or Prab breaches any covenants contained in the Merger Agreement prior to the closing such that the conditions to closing are not satisfied, unless such inaccuracy or breach is curable by Prab and Prab is continuing to exercise all reasonable efforts to cure such inaccuracy or breach;

         - by Prab if any of KAC's representations or warranties contained in the Merger Agreement are inaccurate as of the closing date of the merger or KAC breaches any covenants contained in the Merger Agreement prior to the closing such that the conditions to closing are not satisfied, unless such inaccuracy or breach is curable by KAC and KAC is continuing to exercise all reasonable efforts to cure such inaccuracy or breach; or

         - by Prab prior to the approval of the Merger Agreement by Prab shareholders in order to accept a bona fide acquisition proposal made by a third party on terms that the board of directors determines, in its reasonable judgment, upon the recommendation of the special committee, to be more favorable to Prab shareholders than the terms of the offer made by KAC.

         Prab may terminate the Merger Agreement according to the foregoing through the action of the board of directors, but only upon the recommendation of the special committee in the event Prab terminates the Merger Agreement to accept a superior offer.

Fees and Expenses

         All fees and expenses relating to the merger will be paid by the party incurring them. However, KAC and Prab will share equally all fees and expenses (other than attorneys' fees) incurred in connection with the filing, printing and mailing of the Prab proxy statement and the Schedule 13E-3 to be filed with the SEC, including any amendments or supplements to either document.

         Prab must also reimburse KAC for all out-of-pocket fees and expenses incurred in connection with the merger and the related transactions, up to a maximum of $75,000, if (1) Prab validly terminates the Merger Agreement to accept a superior offer; or (2) KAC validly terminates the Merger Agreement upon the occurrence of a triggering event (as defined in the Merger Agreement). Prab will also be required to pay to KAC a termination fee of $150,000 less the amount of any sums already paid by Prab to KAC for reimbursement of expenses in the event the Merger Agreement is terminated either by Prab to accept a superior offer or by KAC upon





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




the occurrence of a triggering event and within 270 days of such termination, the transaction contemplated by such superior offer or acquisition proposal is completed by Prab.

First Amendment to Merger Agreement

         Prab, KAC and Merger Sub entered into the first amendment to the Merger Agreement on February 16, 2004, a copy of which is attached to this Schedule 13D/A as Exhibit 99.2. The amendment provided for one change to the Merger Agreement which provided that Prab or KAC may elect to terminate the Merger Agreement if the merger is not completed by August 12, 2004 instead of March 12, 2004.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         99.1 Agreement and Plan of Merger dated December 12, 2003, between Prab, Inc., Kalamazoo Acquisition Corporation and Kalamazoo Prab Subsidiary Corporation (hereby incorporated by reference to Exhibit 2.1 to the Prab, Inc. Form 8-K filed on December 15, 2003).

         99.2 First Amendment to Agreement and Plan of Merger dated February 16, 2004, between Prab, Inc., Kalamazoo Acquisition Corporation and Kalamazoo Prab Subsidiary Corporation (hereby incorporated by reference to Exhibit 2.1 to the Prab, Inc. Form 8-K filed on February 17, 2004).

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 7, 2004
                                      By:  /s/ Gary A. Herder
                                      ---------------------------------------
                                                Gary A. Herder
                                                An Individual








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